Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 28, 2021

GENESIS PARK ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39733	98-1550429
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2000 Edwards Street, Suite B

Houston, TX 77007

(Address of principal executive offices, including zip code)

(713) 489-4650

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	GNPK.U	New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	GNPK	New York Stock Exchange
Redeemable Warrants, each exercisable for one Class A Ordinary Share	GNPK WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Report.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the U.S. Securities and Exchange Commission (the “SEC”) issued a statement (the “Statement”) discussing the accounting implications of certain terms that are common in warrants issued by special purpose acquisition companies (“SPACs”). Specifically, the Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the Warrant Agreement, dated November 23, 2020, between Genesis Park Acquisition Corp. (“GPAC” or the “Company”) and Continental Stock Transfer & Trust Company, a New York Corporation, as warrant agent, entered into in connection with the Company’s initial public offering (the “IPO”). In light of the Statement, the Company’s management reevaluated the accounting treatment of (i) the 8,188,811 redeemable warrants (the “Public Warrants”) that were included in the units issued by the Company in its IPO and (ii) the 7,292,541 redeemable warrants (the “Sponsor Warrants”) that were issued to the Company’s sponsor and the 439,627 redeemable warrants (collectively with the Public Warrants and the Sponsor Warrants, the “Warrants”) that were issued to Jefferies LLC, in each case in a private placement that closed concurrently with the closing of the IPO, and determined to classify the Warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings. While the Company has not generated any operating revenues to date and will not generate any operating revenues until after completion of its initial business combination, at the earliest, the change in fair value of the Warrants is a non-cash charge and will be reflected in the Company’s statement of operations.

On April 28, 2021, the Company’s management, after consultation with the audit committee of the board of directors of the Company and WithumSmith+Brown, PC (“Withum”), the Company’s independent registered public accounting firm, concluded that, in light of the Statement, it is appropriate to restate the Company’s previously issued (1) audited balance sheet, dated November 27, 2020, included in the Form 8-K that was filed on December 3, 2020, and (2) the Company’s audited financial statements for the year ended December 31, 2020, and for the period from July 29, 2020 (inception) through December 31, 2020, included in the Annual Report on Form 10-K that was filed on March 29, 2021 (the “Relevant Periods”). In light of such restatement, such audited financial statements should no longer be relied upon. The Company will shortly file an amendment to its Annual Report on Form 10-K as of December 31, 2020, which will include the restated audited financial statements for the Relevant Periods.

The Company has determined that, unless the Warrant Agreement is amended in accordance with the terms thereof, it expects to reflect the Warrants as liabilities at fair value at the end of each accounting period and reflect a non-cash charge related to the change in fair value of the Warrants from the beginning of each accounting period to the end of each accounting period. This accounting treatment may have an adverse impact on the Company’s results of operations.

Additional Information

In connection with the proposed business combination between Redwire, LLC (“Redwire”) and GPAC, GPAC intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Form S-4”) that includes a preliminary proxy statement and a prospectus, which we refer to as a “proxy statement / prospectus,” and will mail a definitive proxy statement / prospectus and other relevant documentation to GPAC’s shareholders. This Current Report does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. GPAC shareholders and other interested persons are advised to read, when available, the Form S-4, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with GPAC’s solicitation of proxies for the extraordinary general meeting of its shareholders to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about GPAC, Redwire and the proposed business combination. The definitive proxy statement / prospectus will be mailed to GPAC’s shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. GPAC’s shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investor-relations@redwirespace.com.

Participants in the Solicitation

GPAC and its directors and officers may be deemed participants in the solicitation of proxies of GPAC’s shareholders in connection with the proposed business combination. GPAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GPAC. in GPAC’s IPO prospectus filed with the SEC on November 24, 2020.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GPAC shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement / prospectus that will accompany the Form S-4 that GPAC intends to file with the SEC.

Forward Looking Statements

This Current Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Disclaimer

This Current Report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Genesis Park Acquisition Corp.
Dated: May 3, 2021
	By:	/s/ Jonathan Baliff
Name: Jonathan Baliff
Title: President and Chief Financial Officer